EXHIBIT 12

MID-ATLANTIC REALTY TRUST AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(AMOUNTS IN THOUSANDS, EXCEPT FOR RATIO INFORMATION)

	Years ended December 31,
	2002	2001	2000	1999	1998

Earnings (loss) from operations	$19,802	14,339	12,556	12,619	12,390
Less: sales of residential property, net of cost of residential property sold	—	—	—	—	—
Add:
Interest expense	16,463	17,332	16,355	14,062	12,081
Interest portion of rentals (2)	275	237	224	234	260
Earnings available for fixed charges	$36,540	31,908	29,135	26,915	24,731

Fixed Charges:
Interest expense	16,463	17,332	16,355	14,062	12,081
Interest capitalized	474	940	1,142	242	873
Interest portion of rentals (2)	275	237	224	234	260
Fixed Charges	$17,212	18,509	17,721	14,538	13,214

Ratio of earnings to fixed charges	$2.12	1.72	1.64	1.85	1.87

Excess of Fixed Charges over Earnings	$—	—	—	—	—

There were no preferred shares outstanding during any of the periods above, and therefore the ratio of earnings to combined fixed charges and preferred shares dividend requirements would have been the same as the ratio of earnings to fixed charges for the periods indicated.

(1)        The computations above use the Consolidated Financial Statements of Mid-Atlantic Realty Trust and Subsidiaries for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

(2)        Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.